Item 1


                                                                    AERCO Limited

                                                                Report to Noteholders

          Payment Date: 15 June 2000.                  All numbers in US$ unless otherwise stated
          Calculation Date: 9 June, 2000.
(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)
          --------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Balance on
                                                                                                                       Calculation
                                                                   Prior Balance         Deposits       Withdrawals        Date
          --------------------------------------------------------------------------------------------------------------------------
                                                                      9-May-00                                          9-Jun-00

          Lessee Funded Account                                               0.00            0.00            (0.00)            0.00
          Aircraft Purchase Account                                           0.00            0.00            (0.00)            0.00
          Expense Account (note ii)                                   1,985,337.45    3,476,145.69    (1,078,712.91)    4,382,770.23
          Collection Account (note iii)                              66,387,116.39   11,989,863.19   (11,311,316.39)   67,065,663.19
          --------------------------------------------------------------------------------------------------------------------------
           -  Liquidity Reserve                                      40,000,000.00                                     40,000,000.00
           -  Security Deposit                                       15,075,800.00                                     15,075,800.00
           -  Other Collections                                      11,311,316.39                                     11,989,863.19
          --------------------------------------------------------------------------------------------------------------------------
                                                                  ------------------------------------------------------------------
          Total                                                      68,372,453.84   15,466,008.88   (12,390,029.30)   71,448,433.42
          --------------------------------------------------------------------------------------------------------------------------

(ii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
          -------------------------------------------------------------------------
          Balance on Previous Calculation Date (9 May, 2000)          1,985,337.45
          Transfer from Collection Account                            3,460,505.11
          Interest Earned during period                                  15,640.58
          Payments during period between previous Calculation
            Date and the relevant Calculation Date:                              0
           - Payments on previous Payment Date                         (476,681.43)
           - Other payments                                            (602,031.48)
                                                                  -----------------
          Balance on relevant Calculation Date (9 June, 2000)         4,382,770.23
          -------------------------------------------------------------------------

(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
          -------------------------------------------------------------------------
          Balance on Previous Calculation Date (9 May, 2000)         66,387,116.39
          Collections during period                                  11,848,885.13
          Swap receipts                                                 140,978.06
          Transfer to Expense Account                                (3,411,037.93)
          Net transfer to Lessee Funded Accounts                              0.00
          Transfer from the Aircraft Purchase Account                         0.00
          Transfer from the Tax Defeasance Account                            0.00
          Drawings under credit or liquidity enhancement
            facilities                                                        0.00
          Aggregate Note Payments                                    (7,850,811.28)
          Swap payments                                                 (49,467.18)
          Repayments of drawings under credit or liquidity
            enhancement facilities                                            0.00
                                                                  -----------------
          Balance on relevant Calculation Date (9 June, 2000)        67,065,663.19
          -------------------------------------------------------------------------




                                                                     AERCO Limited

                                                                 Report to Noteholders

                                                        All numbers in US$ unless otherwise stated


(iii) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)

                                   ===============================================================================================
                                                           ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
                                                           Priority of Payments
                                                        (i)Required Expense Amount                                   4,500,000.00
                                                       (ii)a) Class A Interest                                       3,178,810.42
                                                           b) Swap Payments                                                  0.00
                                                      (iii)First Collection Account Top-up                          15,000,000.00
                                                       (iv)Class A Minimum Principal                                         0.00
                                                        (v)Class B Interest                                            463,117.72
                                                       (vi)Class B Minimum Principal                                         0.00
                                                      (vii)Class C Interest                                            571,564.70
                                                     (viii)Class C Minimum Principal                                         0.00
                                                       (ix)Class D Interest                                            566,666.67
                                                        (x)Class D Minimum Principal                                         0.00
                                                       (xi)Second Collection Account Top-up                         40,075,800.00
                                                      (xii)Class A Scheduled Principal                                       0.00
                                                     (xiii)Class B Scheduled Principal                                 312,949.00
                                                      (xiv)Class C Scheduled Principal                                  78,215.00
                                                       (xv)Class D Scheduled Principal                                       0.00
                                                      (xvi)Modification Payments                                             0.00
                                                     (xvii)Soft Bullet Note Step Up Interest                                 0.00
                                                    (xviii)Class A Supplemental Principal                            6,135,956.23
                                                      (xix)Class E Interest                                             42,100.82
                                                       (xx)Class B Supplemental Principal                                    0.00
                                                      (xxi)Class A Outstanding Principal                                     0.00
                                                     (xxii)Class B Outstanding Principal                                     0.00
                                                    (xxiii)Class C Outstanding Principal                                     0.00
                                                     (xxiv)Class D Outstanding Principal                                     0.00
                                                      (xxv)Subordinated Swap Payments                                        0.00
                                                     (xxvi)Subordinated Tax Related Disposition Payments                     0.00
                                                    (xxvii)Class E Accrued Unpaid Interest                                   0.00
                                                   (xxviii)Class E Outstanding Principal                                     0.00
                                                                                                               -------------------
                                   Total Payments with respect to Payment Date                                      70,925,180.56
                                         Less Collection Account Top-Ups ((iii) and (xi)above)                     (55,075,800.00)
                                                                                                               -------------------
                                                                                                                    15,849,380.56
                                                                                                               ===================

                                   ===============================================================================================




                                                                     AERCO Limited

                                                                 Report to Noteholders

                                                        All numbers in US$ unless otherwise stated


(iv) PAYMENT ON THE NOTES

     -----------------------------------------------------------------------------------------------------------------------------
     (a)  FLOATING RATE NOTES                                            A-1              A-2              B-1                C-1
          -------------------
          Applicable LIBOR                                          6.52250%         6.52250%         6.52250%           6.52250%
          Applicable Margin                                         0.19000%         0.32000%         0.60000%           1.35000%
          Applicable Interest Rate                                  6.71250%         6.84250%         7.12250%           7.87250%
          Interest Amount Payable                               1,965,270.83     1,213,539.59       463,117.72         571,564.70
          Step Up Interest Amount                                       0.00             0.00             0.00               0.00

          Opening Principal Balance                           340,000,000.00   205,958,609.65    75,509,179.42      84,312,804.00
          Minimum Principal Payment Amount                              0.00             0.00                                0.00
          Scheduled Principal Payment Amount                            0.00             0.00       312,949.00          78,215.00
          Supplemental Principal Payment Amount                         0.00     6,135,956.23             0.00               0.00
          Outstanding Principal Payment Amount                          0.00             0.00             0.00               0.00
          Total Principal Distribution Amount                           0.00     6,135,956.23       312,949.00          78,215.00
          Redemption Amount
           - amount allocable to principal                              0.00             0.00             0.00               0.00
           - premium allocable to premium                               0.00             0.00             0.00               0.00
                                                           -----------------------------------------------------------------------
          Outstanding Principal Balance (June 15, 2000))      340,000,000.00   199,822,653.42    75,196,230.42      84,234,589.00
     -----------------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------
     (b)  FIXED RATE NOTES                                               D-1
          ----------------
          Applicable Interest Rate                                   8.5000%
          Interest Amount Payable                                 566,666.67

          Opening Principal Balance                            80,000,000.00
          Minimum Principal Payment Amount                              0.00
          Scheduled Principal Payment Amount                            0.00
          Redemption Amount
           - amount allocable to principal                              0.00
           - amount allocable to premium                                0.00
          Actual Pool Factor                                       1.0000000
                                                           ------------------
          Outstanding Principal Balance (June 15, 2000))       80,000,000.00
     ------------------------------------------------------------------------




                                                                     AERCO Limited

                                                                 Report to Noteholders

                                                        All numbers in US$ unless otherwise stated


(v)  FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)
     -----------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
                                                                         A-1              A-2              B-1                C-1
     Applicable LIBOR                                               6.65125%         6.65125%         6.65125%           6.65125%
     Applicable Margin                                              0.19000%         0.32000%         0.60000%           1.35000%
     Applicable Interest Rate                                       6.84125%         6.97125%         7.25125%           8.00125%
----------------------------------------------------------------------------------------------------------------------------------

(vi) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)
     ------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES

                                                                         A-1              A-2              B-1                C-1

     Opening Principal Amount                                       3,400.00         2,059.59           755.09             843.13
     Total Principal Payments                                           0.00            61.36             3.13               0.78
                                                           -----------------------------------------------------------------------
     Closing Outstanding Principal Balance                          3,400.00         1,998.23           751.96             842.35

     Total Interest                                                    19.65            12.14             4.63               5.72
     Total Premium                                                      0.00             0.00             0.00               0.00
----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
(b)  FIXED RATE NOTES
                                                                         D-1

     Opening Principal Amount                                         800.00
     Total Principal Payments                                           0.00
                                                           ------------------
     Outstanding Principal Balance                                    800.00

     Total Interest                                                     5.67
     Total Premium                                                      0.00
-----------------------------------------------------------------------------